[LETTERHEAD OF K&L GATES LLP]

January 29, 2009

Via EDGAR and Overnight Delivery

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3720
Washington, D.C. 20549

Re:	NIVS IntelliMedia Technology Group, Inc.
Form 10-KSB for the fiscal year ended December 31, 2007
Filed March 5, 2008 and
Forms 10-Q for the periods ended March 30, 2008, June 30, 2008, and September 30, 2008
Filed May 7, 2008, August 19, 2008, December 4, 2008, respectively
File No. 0-52933

Dear Mr. Spirgel:

Based upon the Staff’s review of the above-referenced Form 10-KSB and Forms 10-Q of NIVS IntelliMedia Technology Group, Inc., a Delaware corporation (the “Company”), and the Company’s response letter dated November 12, 2008, the Commission issued a comment letter dated January 6, 2009.  The following consists of the Company’s responses to the Staff’s comments in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following. Please note that on January 9, 2009, the Company filed an amendment (“Amendment No. 5”) to its registration statement on Form S-1 (the “Registration Statement”), originally filed on August 13, 2008, as amended by amendment no. 1 (“Amendment No. 1”) filed on October 10, 2008, amendment no. 2 (“Amendment No. 2”) filed on October 28, 2008, amendment no. 3 (“Amendment No. 3”) filed on December 5, 2008, and amendment no. 4 (“Amendment No. 4”) filed on December 24, 2008, in response to similar comments received from the Commission.  Prior to the effectiveness of the Registration Statement, the Company will amend the above-referenced Form 10-KSB and Forms 10-Q, as applicable, to conform to the amendments made in Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and any subsequent amendment to the originally filed Registration Statement.

Concurrent with the overnight delivery of this response letter, we have provided a clean version of Amendment No. 5 and a redline showing the changes made in Amendment No. 5 as compared to Amendment No. 4.

Form 10-KSB for the Year Ending December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-2

1.
Comment: We note that management has restated the audited financial statements for the years ending December 31, 2007 and 2006, respectively, to correct your accounting for the loans made to Related Parties, reclassifying them as equity transactions and not receivables. It appears that Kempisty & Company should recognize this restatement, as well as the restatement disclosed in Note 1, in their report on your audited financial statements pursuant to PCAOB Auditing Standard No. 6. Please have them revise their report and explain to us their full compliance with paragraphs 9 and 10 of AS No. 6.

Response: We respectfully note your comment and advise you that in Amendment No. 5, Kempisty & Company revised its report to recognize the restatement, in addition to the restatement disclosed in Note 1. As a result of these revisions, Kempisty & Company in accordance with paragraphs 9 and 10 of AS No. 6 have added an additional paragraph to the audit opinion and added additional disclosures to the footnotes in Amendment No. 5.

Larry Spirgel
January 29, 2009

Consolidated Balance Sheets, Changes in Stockholders' Equity, and Cash Flows

2.
Comment: Please indicate above each affected column in your Balance Sheets, Statements of Operations, Statements of Changes in Stockholders' Equity, and Statements of Cash Flows that the amounts presented have been restated.

Response: We respectively note your comment and have revised the financial statements in Amendment No. 5 to indicate which columns have been restated.

Restatement of Previously Issued Financial Statements, page F-7

3.	Comment: In light of your restatement of the financial statement to correct the accounting error, please update your footnote in accordance with SFAS 154, paragraph 26.

Response: We respectively note your comment and have revised the note in Amendment No. 5 in accordance with SFAS 154, paragraph 26.

24. Balance Sheet of the Registrant's parent at September 30, 2008 in 000's (UNAUDITED), page F-25

4.
Comment:  We note your response to comment 3 and the information provided in footnote 24. However, the information that should be provided pursuant to 5-04(c) Schedule I and 12-04 of Regulation S-X is the standalone financial statements and related information of the registrant, not the registrant's parent company. As we indicated in a previous comment, we note your disclosure stating that you are subject to the regulations of the PRC which restrict the transfer of cash from China, except under specific circumstances. Since NIVS IntelliMedia Technology Group, Inc is the parent company of consolidated subsidiaries with restricted assets, it appears you should provide within your Form S-1 condensed financial information of this company on an unconsolidated basis. In addition, note that 5-04(c) of Regulation S-X requires that these financial statements be audited for the same periods that the related consolidated financial statements have been examined by your accountant. Refer to 12-04 (a) and (b), 5-04(c), and SAB Topic 6:K.2 for guidance.

Response:  We respectfully note your comment and have included in Amendment No. 5 the financial information as it relates to the Rules 5-04(c) and 12-04 of Regulation S-X. Furthermore, such financial information is audited and the proper report and consent has been added to Amendment No. 5.

Form 8-K

5.
Comment: We note that management has restated the audited financial statements for the years ending December 31, 2007 and 2006, and the unaudited financial statements for the periods ending September 30, 2008 and 2007, respectively, to correct your accounting error related to your related party receivables. Accordingly, it appears you are indicating non-reliance on your previously issued financial statements. A company must file an Item 4.02 Form 8-K within four business days of the event that triggered the filing obligation. Please explain to us why you believe an Item 4.02 Form 8-K filing was not required under these facts and circumstances or revise.

Response:  We respectfully note your comment and filed a Form 8-K reporting the restatement on January 9, 2009.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti, Esq.

cc:           Tianfu Li, NIVS IntelliMedia Technology Group, Inc.
Joe Cascarano, United States Securities and Exchange Commission